
October 7, 2011

Via E-mail
Martin A. Mattingly
Chief Executive Officer
Trimeris, Inc.
2530 Meridian Parkway, 2nd Floor
Durham, North Carolina 27713

>   **Re: Trimeris, Inc.**
>   **Registration Statement on Form S-4**
>   **Amendment No. 3 filed September 28, 2011**
>   **Response Letter filed October 7, 2011**
>   **File No. 333-175512**

Dear Mr. Mattingly:

   We have reviewed your response letter filed October 7, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   Please expand your opinions to be filed as Exhibits 8.1 and 8.2 to describe the tax consequences of the merger being treated as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

2.   With regard to Exhibits 5.1, 8.1 and 8.2, please note that final, dated and signed opinions will need to be filed as exhibits to an amended registration statement prior to effectiveness.

3.   You disclose on page 109 of your prospectus, "[t]he Merger is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Code. As a condition to the completion of the Merger, Paul Hastings must render a tax opinion to Trimeris that the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and Ropes & Gray must render a tax opinion to Synageva that the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code." In addition on page 109 of your prospectus, you describe the tax consequences, "assuming"

that the merger will be a "reorganization." Please revise the disclosure in your prospectus to summarize the opinions of Paul Hastings and Ropes & Gray filed as Exhibits 8.1 and 8.2, namely that under current United States federal income tax law, the Merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the tax consequences of that determination. The disclosure in the opinion and the prospectus must be consistent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Krug, Senior Counsel, at (202) 551-3862, Jennifer Riegel, Special Counsel, at (202) 551-3575, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Carl R. Sanchez, Esquire
Paul, Hastings, Janofsky & Walker LLP
4747 Executive Drive, 12th Floor
San Diego, California 92121